Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lucid Group, Inc. on Form S-1 of our report dated March 15, 2021, except for the effects of the restatement disclosed in Note 2 and the subsequent events discussed in Note12 (Legal Proceedings), as to which the date is May 14, 2021, with respect to our audit of the financial statements of Churchill Capital Corp. IV as of December 31, 2020 and for the period from April 30, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

July 30, 2021